

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Mr. Carlos De la Torre
President
Swingplane Ventures, Inc.
Alcantara 200, piso 6
Las Condes, Santiago
Chile

> **Re:** **Swingplane Ventures, Inc.**
> **Form 8-K**
> **Filed February 25, 2013**
> **File No. 000-54571**

Dear Mr. De la Torre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed February 25, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

1. Given the voting rights of the preferred stock issued in the acquisition, please revise the second paragraph of this section to also state the percent of the voting class held by the Mid Americas stockholders.

Description of Business, page 4

2. We note your disclosure that your wholly-owned subsidiary, Mid Americas, "has the right to acquire 75% of certain mining concessions in Chile." Please describe the "certain mining concessions" you reference and clarify throughout your disclosure the nature of such concessions, including whether the concessions are for exploration. Please

also describe the nature of the 75% interest in the mining concessions that is the subject of the option. Refer to Item 101(h)(4)(vii) of Regulation S-K.

3. Disclose all the material terms of the option agreement. For example, clarify the "all other payments thereafter" due under the option agreement. Quantify the "payment of certain property taxes to maintain the property."

4. We note the company was in default on the payment of $125,000 due on December 1, 2012 under the assignment agreement. We note that on page 7 you state that the remaining fee was paid. Please clarify when this amount was paid and whether the late payment had any impact upon the option agreement.

5. Please provide the specific dates by which the property expenditures, as discussed at the bottom of page 6, are to be expended.

6. Clarify the reference at the top of page 7 to the "commencement of operations on the mining concessions by Mid Americas."

7. We note that the next requirement under the option agreement is to place $10 million in trust by April 1, 2013. Please disclose how you plan to obtain this funding by this date. Discuss the impact on the company if you are unable to meet this requirement under the option agreement.

8. Clarify who pays the annual fee due in March of each year until completion of the option agreement. Also, clarify the current amount of the annual fee and whether the fee has been paid for March 2013.

9. Please discuss in greater detail the licenses, permits or other authorizations currently required for your proposed business. Also, discuss the status of your application to ENAMI for shipping ore. See Item 101(h)(4)(viii) of Regulation S-K. In addition, please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

10. We note the last risk factor on page 22 regarding the anomalies in the title identified by the Chilean legal counsel. Please provide clear disclosure regarding the anomalies in this section and expand upon the anomalies. Clarify when such anomalies were identified, what percentage of the concessions are impacted, what actions have been taken to correct the anomalies, the impact this has upon the option agreement, whether this impacted the decision to enter into the share exchange agreement, and the impact this could have upon your proposed business. Provide clear disclosure each time you discuss the option agreement or the mining concessions.

11. Provide clear disclosure of the anticipated plan of exploration to determine whether to proceed with your proposed business. Discuss the estimated costs of each step and the anticipated time frame(s).

Current Operations on the Property, page 7

12.   The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves, as defined by Industry Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. This includes the use of the terms in the financial statement head notes and footnotes. See Instruction 1 to paragraph (a) of Industry Guide 7.

13.   We note your disclosures on page 8 that you must commence operations on the company's Algarrobo Property in order to receive the revenue from any products shipped to ENAMI; and that the sale of high grade mineralized material to ENAMI requires a license, following a thorough review of the application for license and a review of the Property and workings for which the license is being sought. We further note in a press release on February 19, 2013 that you announced the receipt of this license is expected within a month. Please advise us of the current status of this license and revise the disclosures in your next amendment accordingly.

Employees, page 17

14.   Please also provide disclosure regarding the number of employees as of the date of the Form 8-K.

15.   We note you are mining and shipping materials from your mines, but do not provide an account of your employees or the number of contractors employed on site. Please provide the number of employees and/or contractors at the end of the period, or the average for the period, for each of the last three fiscal years and for any interim period covered by your financial statements and, if possible, a breakdown of the persons employed by main category or geographic location. Also, disclose the relationship between management and the labor unions. If your company employees a significant number of temporary employees, include disclosure of the number of temporary employees on average during the most recent fiscal year.

Risk Factors, page 17

16.   Given the status of your properties, it would be appropriate to include risk factors that address risks commonly associated with reserve estimates that are based only on a prefeasibility study. Please address the risks associated with the following points:
- The limited amount of drilling completed to date.
- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
- The preliminary nature of the mine plans and processing concepts.
- The resulting preliminary operating and capital cost estimates.
- Metallurgical flow sheets and recoveries are in development.
- The history of pre-feasibility studies typically underestimating capital and operating costs.

17. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

18. Please disclose whether an officer or director has visited your claims and, if so, when and for how long. If an officer or director has not visited your claims, please add related risk factor disclosure.

19. Please revise the second risk factor on page 24 to clearly state those officers and directors that are located outside the United States.

20. Please add a risk factor regarding the going concern issue raised by the independent public accounting firm.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

21. Please discuss the trends, events and uncertainties that may impact your proposed business.

Results of Operations for the Year Ended June 30, 2012 and for the Period from Inception until December 31, 2012, page 30

22. Please revise to also include a discussion of your results of operations and liquidity for the six months ended December 31, 2012.

Liquidity and Capital Resources, page 31

23. Please disclose the cash balance as of a recent date.

Plan of Operation, page 31

24. Please expand your disclosure concerning the exploration plans for the properties to address the following points:
- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Critical Accounting Policies and Estimates, page 33

25.   Please revise to include a separate discussion of your critical accounting policies and estimates under this heading, including a discussion of your accounting policy for mineral properties and your consideration of whether the discovery by your legal counsel (page 22) represents an event or change in circumstance that indicates the carrying amount of the mineral properties may not be recoverable. Also include a discussion of the possible effects on your mineral property assets in the event that you are unable to obtain the funds necessary to finalize your property option agreement (page 18), including the upcoming $10 million due to be placed in trust by April 1, 2013.

Cautionary Note to United States Investors, page 35

26.   Please provide the basis for preparing the mineral estimates in your Form 8-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

Algarrrobo Property, page 37

27.   Please disclose the following information for each of your properties:
- The nature of your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Previous Operations, page 40

28.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Present Operations, page 43

29.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

30.   Please disclose your annual production or total production as required by Instruction 3 to Item 102 of Regulation S-K.

Quality Controls/Quality Assurance Undertaken on the Algarrobo Property, page 44

31.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

32.   We note you are subject to permitting requirements of the Federal and/or State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program.

Security Ownership of Certain Beneficial Owners and Management, page 47

33.   Please revise your tabular disclosure to separately provide the required information for the preferred stock and for the voting class of securities, which would also include the voting rights of the preferred stock.

34.   We note your disclosure on page 6 indicating that the preferred stock is convertible into shares of common stock of the company on the basis of 50 shares of common stock for each share of preferred stock. Please provide the basis for your disclosure in footnote 2 that Toucan Tropical Consulting Ltd. holds 2,640,000 shares of preferred stock convertible into 162,000,000 shares of common stock.

35.   Please confirm that the beneficial ownership table reflects all beneficial owners of more than 5% of each class of voting securities. According to the disclosure on page 55, there are seven record holders of common stock and two record holders of preferred stock. Given the current disclosure in the table, it would appear that there are other individuals that are beneficial owners of more than 5% of each class of voting securities that have not been included in the table. Please revise.

Directors and Executive Officers, page 48

36.   We note the disclosure on page 61 that Mr. Voyer resigned on February 25, 2013, and Mr. De la Torre became an officer and director on that date. Please add disclosure regarding Mr. De la Torre in this section and revise the disclosure throughout the Form 8-K, as necessary, such as the beneficial ownership table and executive compensation. See Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 53

37.   We note your statement that "Toucan is also the controlling shareholder of Mid Americas holding 35.6% of the total issued and outstanding share capital," which appears to be inconsistent with statements throughout the Form 8-K that Mid Americas is now a wholly-owned subsidiary of the company. Please revise to eliminate any inconsistent statements. In addition, please include a description in this section of Toucan's current interest in the company.

38.   Please provide clear disclosure of the amount paid and accrued to Mr. Voyer.

39.   Please disclose the accounts payable to a related party of $15,100, as reflected in the pro forma financial statements.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 54

40.   Please provide all of the information required by Item 201(a)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page 56

41.   Please provide the disclosure required by Item 701 of Regulation S-K for the past three years. This would include all share issuances of Mid Americas, since it was incorporated less than three years ago.

Description of Securities, page 56

42.   The statement that "all outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable" is a legal conclusion that the company is unable to make. Please attribute the statement to named counsel or remove.

Item 3.03 Material Modification to Rights of Security Holders, page 60

43.   Please disclose the general effect of the issuance of preferred stock upon the rights of holders of common stock as required by Item 3.03(b) of Form 8-K.

Item 5.01 Changes in Control of Registrant, page 61

44.   Please disclose the identities of the selling stockholders as required by Item 5.01(a)(1) of Form 8-K.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of
Certain Officers; Compensatory Arrangements of Certain Officers, page 61

45.   Please describe the business experience of Mr. De la Torre during the past five years,
        including his principal occupation and employment, the name and principal business of
        any corporation or other organization in which such occupations and employment were
        carried on, and whether such corporation or organization is a parent, subsidiary or other
        affiliate of the company. Please also explain the nature of the responsibility undertaken
        by Mr. De la Torre in prior positions. In addition, please discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that Mr. De la Torre should
        serve as a director of the company in light of the company's business and structure.
        Refer to Item 401(e)(1) of Regulation S-K.

Exhibits

46.   Please file an executed version of the Share Exchange Agreement in its entirety,
        including all material schedules. Please file Schedule A in its entirety.

47.   Please file an executed version of the Assignment Agreement in its entirety, including
        Schedule A to the Mining Option Agreement.

48.   Please file an executed version of the Consulting Agreement, Exhibit 10.5.

Exhibit 99.1

Mid Americas Corporation Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

49.   Based on the audit report to your financial statements, it appears that Exhibit 99.2
        includes both audited and unaudited financial statements of Mid Americas Corporation.
        Please revise to clearly label the financial statements as either audited or unaudited and
        also make any corresponding changes to the audit report in order to clearly identify the
        audited financial statements, as necessary.

50.   We note on page 7 that Mid Americas uses June 30 as a fiscal year end for financial
        reporting purposes. Please revise to also present audited financial statements for the
        period ended April 23, 2012 (inception) through the fiscal year ended June 30, 2012.
        Refer to Rule 8-02 of Regulation S-X. Also obtain a revised audit report that makes
        reference to these audited financial statements. To the extent that you believe your
        annual audited financial statements can be presented as "condensed," please explain to us
        the basis for your conclusion.

Condensed Statements of Operations, page 4

51.   Please confirm our understanding that the first column presented in your statements of operations represents the six months ended December 31, 2012 and, if so, revise to clearly indicate this in the header to the financial statements.

Note 3 – Mineral Property Agreements, page 9

52.   We note the disclosure on page 3 of your Form 8-K that Mid Americas' sole asset is an option agreement to acquire 75% of certain mining concessions in Chile. Please revise to clearly describe your accounting policy for mineral property costs under the option agreement, including your policy for the consideration paid under Section 3.2 and the amounts paid for maintenance of the option under Section 3.4. In arriving at your accounting policy conclusion, also explain to us how you considered the July 27, 2012 amendment to Section 3.4 which states that "All sums paid to the Optionors under subsections (i) to (vi) of Section 3.2 of this Agreement shall be understood to be Expenditures under Section 3.4 of this Agreement and therefore shall be expressly considered as part of the Expenditures which the Optionee must incur pursuant to said Section in order to maintain in force and exercise, the Option."

53.   We note your risk factor disclosure on page 22 that your Chilean counsel advised you that certain of the concessions underlying your option agreement have unpaid annual license fees, and failure to cure the default could result in loss of certain of the concessions. You also disclose a mistake in the survey process for one of the surveyed concessions, and that the concession could be at risk of being lost if the required new survey is not undertaken and re-filed. Tell us how you considered whether this discovery by your legal counsel represents an event or change in circumstances that indicates the carrying amount of the mineral properties may not be recoverable. Also revise your footnotes to include disclosure of this discovery that could impact your rights to certain of the mining concessions under the option agreement, and discuss how these factors were considered in determining that the mineral property asset was not impaired as of December 31, 2012.

Note 8 – Subsequent Events, page 11

54.   We note that Mid Americas effected a 100 for 1 stock split on January 31, 2013, which increased the issued and authorized share capital from 5,000 to 5,000,000 shares and reduced the par value per share from $10 to $0.01 per share. Please revise the financial statements to retrospectively reflect the effects of the stock split, and also update the disclosures in Exhibit 99.2 as necessary. Alternatively, explain to us why you believe that these revisions are not required.

Exhibit 99.2

Pro Forma Financial Statements

55.   Please expand the introductory paragraph on page 1 to provide a more detailed
       explanation of the reverse acquisition and the pro forma presentation. In this regard
       include a description of the share exchange agreement, clarify the legal and accounting
       form of the transaction and the recapitalization accounting treatment.

Pro Forma Consolidated Balance Sheet at December 31, 2012, page 2

56.   We note that the pro forma adjustments to stockholders' equity (deficit) do not net to
       zero, and it appears that the adjustments to capital stock and additional paid-in capital
       need to be revised in order to sum to the total pro forma amounts of $535,000 and
       $576,979, respectively. Please revise as necessary to reflect the issuance of 100 million
       common shares issued under the share exchange agreement, and 235 million total
       common shares issued and outstanding at closing.

Pro Forma Consolidated Statements of Operations, page 3

57.   Please revise to provide pro forma statements of operations for the fiscal year ended June
       30, 2012 and interim period ended December 31, 2012, pursuant to Rule 8-05(b)(1) of
       Regulation S-X, or explain to us why you believe that such information is not required.

58.   Please revise your pro forma statements of operations to provide historical and pro forma
       loss per share date, including disclosure of the number of shares used to compute the per
       share data and how you determined the weighted average number of shares based on the
       new capital structure resulting from the share exchange. You may refer to Rule 11-
       02(b)(7) of Regulation S-X for additional guidance.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Notes to the Financial Statements, page F-6

Note 3 – Mineral Property Agreements, page F-8

59.   We note your disclosure that during the period of closing, the company paid certain
       property taxes to maintain the mining concessions subject to the option agreement, and
       also funded $125,000 of the $250,000 cash option payment that was due on December 1,
       2012. Please confirm our understanding that these payments represent the advances
       related to mineral property option agreement of $239,185 (page F-10) and, if so, explain
       to us why you have recorded these two payments as prepaid expenses as of December 31,

2012 pursuant to the underlying option agreement. Also revise to clearly describe your accounting policy for both your mineral property costs and prepaid expenses, and describe the significant components of your prepaid expenses as of December 31, 2012.

60.   We note your disclosure that as of December 31, 2012, the company was in default on the remaining $125,000 payment due on December 1, 2012 and that this amount was paid as of January 31, 2013 to cure the default. Please tell us whether the $125,000 that was required to be paid on December 1, 2012 under the option agreement was recorded in your December 31, 2012 financial statements and, if so, tell us where it was recorded. To the extent that it was not recorded, explain to us the basis for your conclusion to not record.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering comments. You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director